DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

April 10, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jay Mumford, Staff Attorney

Re: Dynamic Applications Corp.
Amendment No. 3 to Registration Statement on Form 10
Filed February 5, 2014
Commission File No. 000-54856

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated March 3, 2014, with respect to the above-referenced filing by Dynamic Applications Corp. (the "Company"). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Recent Developments

Comment 1. Please tell us why you believe your disclosure regarding the Sensoil agreement need not mention that Sensoil's CEO is your marketing director, as mentioned in your June 5, 2013 press release.

Response 1. We have revised disclosure under subheading "Recent Developments" as follows:
On February 28, 2014, the Company received notice from Sensoil that, as a result of its inability to generate any revenues from the sale of Sensoil's products and services in the U.S. and the fact that the Company had not taken any meaningful steps in establishing a sales network for Sensoil in the U.S., Sensoil was not renewing the Representative Agreement. In connection with this action by Sensoil, we have been informed that Sensoil's CEO, who had agreed to serve as our chief marketing advisor, would no act in such capacity. In fact, only limited service were rendered because of our inability to make progress in developing a marketing network in the U.S.

Comment 2. Please file the complete agreement that you mention in your response to prior comment 8.

Response 2. We have attached the complete agreement with Sansoil dated April 17, 2013 as Exhibit 10.4.

When we filed the Form 15

Comment 3. Please address that part of prior comment 9 that asked you to provide us with the services agreement that you described in response 13.iii of your letter to us dated May 13, 2013.

Response 3. There was no formal written agreement, rather, Park Avenue Group, a non-affiliated entity, which company has been paid per quarter for their professional services in assisting the Company in preparing and filing the Exchange Act reports.

Results of Operations during the nine months ended September 30, 2013

Comment 4. Please reconcile your disclosure regarding lack of revenue with your June 5, 2013 press release regarding the installation of a product and your August 26, 2013 press release announcing the purchase of a product.

Response 4. We do not believe that the disclosure in Results of Operations is inconsistent. The Company's agreement expressly provided that its representation of Sensoil was for the United States on a non-exclusive basis only. The press release announced the sale and installation by Sensoil of their VMS system in Belgium. The Company was not a party to this transaction and the purpose of the August 26, 2013 release was simply to disclose that the Company was licensed to market a product that has commercial acceptance in the marketplace.

Liquidity and Capital Resources

Comment 5. Refer to the notes issued in 2013 according to the Notes to your financial statements. Please discuss here the date that the notes must be repaid.

Response 5. We have included additional disclosure regarding the notes issued in 2013, including the due dates and the fact all but two notes have been converted, at the request of the Company, in order to reduce debt on its balance sheet so as to improve the Company's ability to raise equity capital in the future, among other reasons.

Security Ownership of Certain Beneficial Owners and Management

Comment 6. Please tell us why the holder of the 5,162,000 shares mentioned in the third to last paragraph of your "Recent Sales of Unregistered Securities" section of this document is not included in your beneficial ownership table. Also, please tell us why the holder mentioned in this last paragraph of your "Recent Sales of Unregistered Securities" section of this document is not included in your beneficial ownership table.

Response 6. We have clarified the disclosure to reflect that the convertible note was assigned with the consent and approval of the note holder and the Company to several unaffiliated individuals, none of whom own 5% of the Company's issued and outstanding shares.

Director Independence

Comment 7. Please tell us how you reached the conclusion in your response to prior comment 14 given that at least one of your directors is an executive officer. Cite in your response all applicable provisions of current rules on which you rely.

Response 7. We have revised the disclosure under this caption, citing the current Rule 4200, and out conclusion that Mr. Ori Goore, our CEO, CFO and a director, is not "independent."

Description of Securities to be Registered "Capital Stock"

Comment 8. Please disclose the number of shares underlying your convertible notes. See comment 20 in our December 17, 2012 letter to you.

response 8. We have revised the disclosure to state the number of shares of common stock underlying the convertible notes including accrued interest as of December 31, 2013.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Comment 9. We see that your independent auditor, M&K CPAS, has revised its report to cover the December 31, 2011 fiscal year. Please have your independent auditor address the following:
Auditor association with development stage cumulative data is normally required. Tell us why the audit report does not cover the cumulative from inception period.
Tell us why the scope paragraph of the audit report includes a statement that the 2010 financial statements were audited by another auditor. In that regard, we note that the 2010 financial statements are not presented in the filing. We also note that the predecessor report does not appear in the filing and that, in your fact pattern, the predecessor auditor would be precluded from reissuing his report.

Response 9. Our independent auditor has updated the appropriate periods in the financial statements to indicate the label "unaudited", due to the fact that the predecessor auditor is precluded from the issuing his report.

Exhibits

Comment 10. The document that you filed as Exhibit 10.1 does not include all of the attachments included with the prior version of the exhibit. Please file the complete exhibit with all attachments consistent with the guidance in prior comment 20.

Response 10. We have filed as Exhibit 10.1 the entire agreement, including attachments. The Company is not in possession of all annexes in word format and respectfully requests that the Commission accept the annexes in graphic format.

The Company acknowledges that the Company and its management are in possession of all facts relating to a Company's disclosure and as a result, the Company and its management are responsible for the accuracy and adequacy of the disclosures made in Amendment No. 4 to its Form 10-12G/A and in this response letter.

In responding to the staff's comments, the Company acknowledging that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Ori Goore, Chief Executive Officer